UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rooms 902 and 903, 500 Weihai Road,

Jing An District, Shanghai, China 200041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         n/a

SearchMedia Holdings Limited (the “Company”) today announced that the Company is providing holders of its Public Warrants, Insider Warrants, and Underwriter Warrants (collectively, the “Warrants”) the opportunity to exercise up to one-third of the Warrants held by them at a reduced exercise price and to extend the term and reduce the exercise price of certain of their remaining Warrants that are not exercised.

In accordance with the terms of the Warrants and the Warrant Agreement governing the Warrants, the Company will reduce the exercise price for up to one-third of each holder’s outstanding Warrants beginning, December 5, 2012. From December 5, 2012 until December 26, 2012, a holder of Warrants may exercise up to one-third of their outstanding Warrants at a reduced exercise price of $1.25 per share with respect to Public Warrants and Insider Warrants and $1.46 per share with respect to Underwriter Warrants. The exercise of these Warrants and the issuance of the ordinary shares underlying these Warrants is covered by the Company’s Registration Statement on Form F-3 (Regis. No. 333-176634) (the “Registration Statement”), which is on file with the Securities and Exchange Commission (the “SEC”).

At the expiration date of the Warrants, which is February 19, 2013, the expiration date of a participating holder’s remaining Warrants equal to two times the number of Warrants exercised will be extended until December 26, 2013 (the “Extended Warrants”) and the exercise price of the Extended Warrants will be reduced to $2.50 per share for Public Warrants and Insider Warrants and $2.92 per share for Underwriter Warrants. From December 26, 2012 until February 19, 2013, the Extended Warrants will be held in escrow and will not trade on the NYSE MKT during this time. On February 20, 2013, the Extended Warrants will be released from escrow for continued trading on the NYSE MKT under the symbol “IDI.WS,” subject to the continued listing of the Company’s securities.

The offer to exercise Warrants at a reduced price begins on December 5, 2012 for all Warrant holders of record on such date and ends at 5:00 p.m. Eastern Time on December 26, 2012. No exceptions will be made to this deadline, unless the Company extends the deadline. Materials describing the exercise price reduction and procedures for holders to exercise their Warrants are being mailed to Warrant holders of record on December 5, 2012 and are attached to this report as Exhibit 99.1. You are encouraged to read these documents and the Registration Statement before you make any decision to exercise your Warrants.

This Form 6-K is being incorporated by reference into the Company’s Registration Statement on Form F-3, Registration No. 333-176634.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012	SearchMedia Holdings Limited

	By:	/s/ Peter W.H. Tan
	Name:	Peter W.H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Notice of Offer to Reduce Exercise Price of Warrants, including the Annexes Attached Thereto.

Exhibit 99.2	Press Release, dated December 5, 2012.

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